EXHIBIT (a)(5)(B)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

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JANIS TEAL,	)
Plaintiff,	)
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V.	)	C.A. No.
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MAGNA ENTERTAINMENT CORP., FRANK	)
STRONACH, JIM MCALPINE, GINO RONCELLI,	)
EDWARD C. LUMLEY, WILLIAM G. DAVIS, JERRY	)
D. CAMPBELL, WILLIAM JOHN MENEAR, LOUIS	)
E. LATAIF, BRIAN V. TOBIN and MI	)
DEVELOPMENTS INC.,	)
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Defendants.	)
)
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)

CLASS ACTION COMPLAINT

        Plaintiff alleges, upon information and belief, except for paragraph 1, which alleged on personal knowledge, as follows:

        1.     Plaintiff currently owns common stock of Magna Entertainment Corp. ("Magna" or the "Company") and has owned such stock at all times material hereto.

        2.     Magna is North America's leading owner-operator of horse racetracks (based on revenues) and among the world's leading providers of live horse racing content. MEC has substantial real estate holdings in excess of those needed to support its operations, located primarily in the vicinity of its racetracks in the United States and Canada. Magna is a corporation duly organized and existing under the laws of the State of Delaware.

        3.     Defendant MI Developments Inc. ("MI Developments") is Canada's fourth-largest real estate operating company (by equity capitalization), engaged in the acquisition, ownership, leasing, management, expansion and development of industrial and commercial properties in North America and Europe. MI Developments is the successor to the real estate business of Magna International Inc., a leading, publicly held, global supplier of automotive components, assemblies, modules, systems and complete vehicles. MI Developments currently owns all the shares of Magna Class B stock and approximately 16.5% of the outstanding Magna Class A stock, representing in the aggregate 96.6% of the votes attached to Magna's outstanding securities and a 62% equity interest in Magna. MI Developments also trades on the New York Stock Exchange ("NYSE") under the symbol MINI.

        4.     Defendant Brain V. Tobin is Vice Chairman of the Board of the Company. He is also Chief Executive Officer ("CEO") of Defendant MI Developments.

        5.     Defendant Jim McAlpine ("McAlpine") is a director, President and Chief Executive Officer of the Company.

        6.     Defendant Frank Stronach is a director of the Company. He is also the Chairman and founder of defendant MI Developments.

        7.     Defendants Louis E. Lataif, William John Menear, Jerry D. Campbell, William G. Davis, Edward C. Lumley, Gino Roncelli are directors of Magna.

        8.     The defendants named in paragraphs 5 through 7 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Magna and owe them the highest obligations of good faith and fair dealing.

        9.     Defendant MI Developments, through its approximately 62% ownership of Magna and having persons affiliated with it on Magna's board, has effective and working control of Magna. As such, defendant MI Developments is in a fiduciary relationship with plaintiff and the other public stockholders of Magna and owes them the highest obligations of good faith and fair dealing.

CLASS ACTION ALLEGATIONS

        10.   Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all common stockholders of MAGNA (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interests, who are being deprived of the opportunity to maximize the value of their MAGNA shares by the wrongful acts of the defendants as described herein (the "Class").

        11.   This action is properly maintainable as a class action for the following reasons:

          (a)   The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

          (b)   There are questions of law and fact which are common to members of the Class, including, inter alia, whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

          (c)   The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          (d)   Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (e)   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          (f)    Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore. preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

        12.   On July 13, 2004, it was announced Magna had received a proposal from MI Developments to take MAGNA private for $1.05 in cash and .2258 a share of MI Developments common stock for each share of Magna common stock (the "Proposed Transaction").

        13.   The Proposed Transaction is unfair and harmful to Class Members and represents an attempt by defendants to aggrandize their personal and financial positions and interests, and to enrich themselves at the expense of and to the detriment of members of the Class and in breach of the defendants' fiduciary duties. In seeking to consummate the Proposed Transaction, the Defendants have failed to offer a fair price or afford Class Members adequate procedural safeguards, all in violation of their fiduciary obligations.

        14.   Because of the control exercised by MI Developments over MAGNA, no third party, as a practical matter, can bid for the Company and thus, it is unlikely that other bidders will emerge for MAGNA.

        15.   Unless enjoined by this Court, defendants will continue to breach its fiduciary duties owed to plaintiff and the Class and will consummate the transaction to the irreparable harm of the plaintiff and the Class.

        16.   Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

        A. Declaring that this action is proper class action and certifying plaintiff as Class representative;

        B. Enjoining preliminarily and permanently the consummation of the Proposed Transaction on its current terms;

        C. To the extent the Proposed Transaction is consummated, rescinding the transaction effected by defendants or awarding rescissory damages;

        D. Ordering defendants, jointly and severally, to account to plaintiff and to other members of the Class for all damages suffered and to be suffered by them as the result of defendants' wrongful acts alleged herein;

        E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiffs reasonable attorneys' and experts' fees; and

        F. Granting such other and further relief as the Court may deem just and proper.

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.
By:	/s/ CARMELLA P. KEENER
Carmella P. Keener (DSBA No. 2810) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 302/656-4433

OF COUNSEL

FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016
212/983-9330